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                                    EXHIBIT 1

                                  [Letterhead]

                               MCM Associates Ltd.


Tuesday, August 28, 2001

Mr. Anthony V. Carollo
Chairman & CEO
Syntellect, Inc.
16610 North Black Canyon Road, Suite 100
Phoenix, AZ  85053

Dear Tony:

As you know we have given the question of Board over-sight at Syntellect a lot of thought. Here are our conclusions:

     1. It is not large enough to create a real diversity of opinion or bring to you the resources and support you need.
     2. It needs more industry representation. Perhaps persons sitting at different parts of the call center channel can provide insights from different vantage points, or from competing or complimentary technologies.
     3.   It could benefit from larger public shareholder representation.

Please accept this letter as our formal request for the following changes to the Board of Directors of Syntellect, Inc. We propose the following:

     1.   At least two seats should be added to the Board.
     2. At least two "industry" representatives should be added. We suggest people with backgrounds in voice recognition, voice XML, industry integrators, or perhaps other suppliers into the call center space.
     3.   An MCM nominee should be added to the Board.

We recognize that these requests will require a reconstitution of the Board, perhaps requiring a sitting member(s) to resign. We are mindful that such a reconstitution will take time, and so for the first two items we see approximately three months to November 30, 2001 as a reasonable deadline. However, on the matter of an MCM Board nominee, we request that the matter be taken up and decided at the next Board meeting with a view to the MCM nominee being added with-in a month thereafter.

I look forward to hearing from you shortly, either by phone or in writing.

Sincerely,


Geoffrey Nixon
MCM Associates Ltd., President

cc:       Mr. Michael Kaufman
          Mr. Michael Bruce
          Mr. William Conlin
          Mr. Timothy Vatuone